FOR IMMEDIATE RELEASE

Bitzero Announces Notice of Intention to Prepay Loan

Company expects to use a portion of financing proceeds to prepay existing secured indebtedness following five-business-day notice period

VANCOUVER, BC - July 31, 2026 // Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE: 000) ("Bitzero" or the "Company"), a provider of sustainable high-performance compute ("HPC") and AI data center infrastructure, announces that it has delivered the required notice under the Company's existing senior secured loan facility with a syndicate of lenders (the "Loan") of the Company's intention to prepay the outstanding obligations under the Loan.

The Company expects to complete the prepayment on or about August 6, 2026, following expiry of the applicable five-business-day notice period under the Loan. The Company expects to use a portion of the net proceeds of its recently completed approximately US$25 million private placement financing, which closed on July 30, 2026, to fund the prepayment.

The final amount payable under the Loan will include US$22,375,000 in outstanding principal, plus accrued and unpaid interest, and any other amounts payable under the Loan as of the prepayment date.

Upon completion of the prepayment, the Company expects the Loan to be repaid in full, with all related liens and security interests against the Company's assets released in accordance with the applicable payoff, discharge and release mechanics under the Loan. The Company expects this to significantly strengthen its balance sheet, streamline its capital structure, and leave the business substantially free of material debt as it advances its long-term infrastructure and data center growth strategy. The prepayment follows the successful closing of the Company's approximately US$25 million private placement financing, which was comprised entirely of U.S. institutional investors, representing an important milestone in the continued institutionalization of Bitzero's capital base. Together, these developments are expected to enhance the Company's financial flexibility and position Bitzero to accelerate the advancement of its growing portfolio of infrastructure assets.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. owns four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact

Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact

Victoria Rutherford
480-625-5772
Victoria@adcap.ca

Forward-Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Forward-looking information in this news release includes, but is not limited to, statements regarding the Company's intention to prepay the Loan, the expected timing of the prepayment, the expected use of proceeds of the Company's private placement financing, the expected aggregate payoff amount, the expected repayment in full of the outstanding obligations under the Loan, the timing and completion of related discharge and release documentation in respect of applicable security, the expected reduction of secured indebtedness and the Company's expected financial and operational flexibility following the prepayment.

Forward-looking information is based on the Company's current expectations, estimates, projections, assumptions and beliefs, including assumptions regarding the availability of proceeds from the Company's private placement financing, the accuracy and completion of payoff calculations, the Company's ability to satisfy applicable prepayment mechanics under the Loan, the completion of related payoff, discharge and release documentation in accordance with applicable payoff, discharge and release mechanics and the absence of material disputes or other issues with the lenders or agents under the Loan. Actual results may differ materially from those expressed or implied by such forward-looking information as a result of known and unknown risks, uncertainties and other factors, including, without limitation, risks relating to the availability and timing of funds, final payoff amounts, the Company's ability to complete the prepayment of the Loan on the expected timeline or at all, lender and agent documentation, discharge and release mechanics, financing risk, regulatory risk, market conditions and other risks described in the Company's public disclosure documents.

Readers are cautioned not to place undue reliance on forward-looking information. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.